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                                                                    Exhibit 16.1

April 15, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Merisant Company (the "Company") (copy attached), which we understand will be filed with the United States Securities and Exchange Commission as part of the Company's Form S-4 filing, to which this letter is an Exhibit. We agree with the statements concerning our Firm in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Change in Accountants" in such Form S-4 filing. However, PricewaterhouseCoopers LLP makes no comment whatsoever with respect to the current status of material weaknesses in internal controls over financial reporting or any remedial actions related to such material weaknesses.

Very truly yours,


PricewaterhouseCoopers LLP